SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 13, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated December 13, 2007, announcing the recent contract win with LG Electronics.

LG Electronics Standardizes on Dassault Systemes PLM Solution to Drive Global Collaboration and Speed Design Innovation

ENOVIA Becomes LG’s Standard Enterprise Platform to Support 12,000 Users Implementing “Design Anywhere, Manufacture Anywhere” Strategy

LOWELL, Mass., December. 13, 2007- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced a major software and services contract to implement 12,000 seats of its ENOVIA® PLM suite for South Korean electronics conglomerate LG Electronics. The $38.5 billion international corporation will deploy ENOVIA MatrixOne solutions to streamline product design processes and promote innovation across its 40 global R&D centers (including 35 R&D & five Design Centers) and 36 manufacturing facilities and strengthen its market leadership in the highly competitive global electronics market. LG, the world’s largest producer of CDMA handsets, residential air conditioners, plasma panels, optical storage products, and DVD players, will use ENOVIA MatrixOne as a central repository for all of its product information.

Centralizing product information will make cross-functional innovation faster and easier by giving development teams an arena for viewing and commenting on each others’ work. It will also support a “design anywhere, manufacture anywhere” strategy and enable the company to scale to meet expanding market opportunities while enforcing consistent development processes for LG’s facilities all over the world.

“LG Electronics is fully committed to GSI (Global Single Instance) of enterprise-wide backbone systems to establish IT infrastructure where Global Operation and Management are supported effectively. To this end, LGE decided to implement a new PDM system supporting global product development with ENOVIA PLM. This is an important step forward from the existing PLM systems per business unit,” said Tae Keuk Kim, CIO, LG Electronics. “With the change, R&D organizations across the world can follow a globally standardized best process and share information on any change in the product development process real-time. We expect significant improvement in time-to-market of new products and great reduction in product development cost.”

“With global competition, increased supply chain collaboration and renewed pressure on profit margins, LG Electronics understands how critical innovation and collaboration are to maintaining an edge in the consumer electronics market. Companies have to move quickly to design and develop new products in order to maximize the relatively short windows of profitability,” said Joel Lemke, CEO, ENOVIA. “ENOVIA’s approach to product lifecycle management supports LG’s “design anywhere, manufacture anywhere” philosophy by enabling its development teams to collaborate and innovate across geographies and time zones.”

The ENOVIA solution will leverage a broad array of Central products to implement a series of collaborative product development business processes. This approach will facilitate synergies between divisions, improve operational excellence and enhance time to innovation, which will help to significantly reduce the infrastructure costs. As a key component of the “design anywhere, build anywhere” LG will implement Engineering Central, Product Central and Library Central products to streamline design process and promote collaboration between its 40 worldwide research and development centers. To promote greater openness and interoperability LG will deploy the ENOVIA Designer Central product to manage data in a variety of CAD and ECAD applications including Unigraphics  NX3 and NX5, Mentor Graphics, Zuken as well as the suite of Pro/E products from PTC. The ENOVIA solution will also integrate with a variety of enterprise software platforms including Oracle ERP and Microsoft Desktop to facilitate greater collaboration between product engineering and manufacturing operations.

LG plans to complete its ENOVIA implementation in 2008.

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About LG Electronics, Inc.

LG Electronics, Inc. (KSE: 066570.KS) is a global leader and technology innovator in consumer electronics, home appliances and mobile communications, employing more than 82,000 people working in over 110 operations including 81 subsidiaries around the world. Comprising four business units -- Mobile Communications, Digital Appliance, Digital Display and Digital Media with 2006 global sales of US $38.5 billion -- LG Electronics is the world’s largest producer of CDMA handsets, air conditioners, optical storage products and DVD players. For more information, please visit www.lge.com.

About Dassault Systèmes:

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

David Coates (ENOVIA)	david.coates@3ds.com	+978 442 2708
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: December 13, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer